Exhibit 2

CONSENT OF PROPOSED NOMINEE

I, Joseph D. Stilwell, hereby consent to be named and described as a nominee of Stilwell Activist Investments, L.P. (together with its affiliates, “Stilwell”) for election as a director of ICC Holdings, Inc. (“ICCH”) at ICCH’s 2024 annual meeting of shareholders (including any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “Meeting”), in (i) any proxy statement relating to the Meeting and (ii) any other written materials (whether private or public) of Stilwell to be used in connection with Stilwell’s solicitation of proxies from the shareholders of ICCH, and I hereby consent and agree to serve as a director of ICCH if elected at the Meeting.

/s/ Joseph D. Stilwell
Joseph D. Stilwell

Dated:	March 6, 2024